Exhibit 12.01
VALERO ENERGY CORPORATION AND SUBSIDIARIES
STATEMENTS OF COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,

	2012		2011		2010		2009	2008
Earnings:
Income (loss) from continuing operations before income tax expense (benefit), excluding income from equity investees	$3,702		$3,322		$1,481		$(334)	$268
Add:
Fixed charges	711		735		743		701	626
Amortization of capitalized interest	25		23		20		18	17
Distributions from equity investees	1		—		10		—	—
Less:
Interest capitalized	(221)		(152)		(90)		(105)	(92)
Total earnings	$4,218		$3,928		$2,164		$280	$819

Fixed charges:
Interest expense, net	$313		$401		$484		$416	$360
Interest capitalized	221		152		90		105	92
Rental expense interest factor (a)	177		182		169		180	174
Total fixed charges	$711		$735		$743		$701	$626

Ratio of earnings to fixed charges	5.9	x	5.3	x	2.9	x	(b)	1.3	x
__________

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2009, earnings were insufficient to cover fixed charges by $421 million. The deficiency included the effect of a $222 million pre-tax impairment loss resulting from the permanent cancellation of certain capital projects classified as “construction in progress” as a result of the unfavorable impact of the economic slowdown on refining industry fundamentals during the year. The deficiency was also partially attributable to a $120 million loss contingency accrual related to our dispute of a turnover tax on export sales in Aruba.